Writer’s Direct Dial (561) 237-1536
June 29, 2011
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (“Liberator”) Form 10-K for the Year Ended September 30, 2010 Filed January 13, 2011 File No. 000-05663
Dear Mr. Rosenberg:
     This is to confirm that I discussed my letter sent to you earlier today with Kei Nakada and, per my discussion with her, my client will respond no later than July 20, 2011.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.

JLS/bjp